March 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Liz Packebusch and Laura Nicholson

RE:	Ivanhoe Electric Inc. (the “Registrant”) – Request for Acceleration Registration Statement on Form S-1, as amended File No. 333-269029

Ms. Packebusch and Ms. Nicholson:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-269029) (the “Registration Statement”), so that it may become effective no later than 2:00 p.m., Eastern Time on Thursday, March 30 2023, or as soon thereafter as practicable.

The Registrant hereby authorizes Danielle Carbone of Reed Smith LLP, counsel for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Danielle Carbone at (212) 549-0229.

IVANHOE ELECTRIC INC.

By:	/s/ Jordan Neeser
Name:	Jordan Neeser
Title:	Chief Financial Officer